SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Orthofix International N.V.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N6748L102
(CUSIP Number)

December 19, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6748L102	SCHEDULE 13G	Page 2 of 10 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Gaines Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Seychelles
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 905,773
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 905,773
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 905,773
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.30%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. N6748L102	SCHEDULE 13G	Page 3 of 10 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Bird Island Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 187,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 187,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.097%
12		TYPE OF REPORTING PERSON (See Instructions) 00

CUSIP No. N6748L102	SCHEDULE 13G	Page 4 of 10 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Venner Capital S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 200,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 200,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.170%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. N6748L102	SCHEDULE 13G	Page 5 of 10 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Investments Venner Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 518,273
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 518,273
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 518,273
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.033%
12		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1(a).	Name of Issuer: Orthofix International N.V.

Item 1(b).	Address of Issuer's Principal Executive Offices:

7 Abraham de Veerstraat
Curacao
Netherlands Antilles

Item 2(a).	Name of Person Filing:

Robert Gaines Cooper
The Bird Island Trust
Venner Capital S.A.
International Investments Venner Inc.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Robert Gaines Cooper
c/o Venner Capital SA
Osprey House
PO Box 862
Old Street
St Helier
Jersey
JE4 2ZZ
UK

The Bird Island Trust
Lova Center
PO Box 1150
FL-9490 Vaduz
Liechtenstein

Venner Capital S.A.
Osprey House
PO Box 862
Old Street
St Helier
Jersey
JE4 2ZZ
UK

International Investments Venner Inc.
Lova Center
PO Box 1150
FL-9490 Vaduz
Liechtenstein

Item 2(c).	Citizenship:

Robert Gaines Cooper – Seychelles

The Bird Island Trust – Liechtenstein
Venner Capital S.A. – Panama
International Investments Venner Inc. – British Virgin Islands

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: N6748L102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(a)	☐	Broker or Dealer registered under section 15 of the Act
	(b)	☐	Bank as defined in section 3(a)(6) of the Act
	(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act
	(d)	☐	Investment Company registered under section 8 of the Investment Company Act
	(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
	(f)	☐	Employment Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)
	(g)	☐	Parent Holding Company, in accordance with section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7)
	(h)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.	Ownership

(a) Amount beneficially owned:
Robert Gaines Cooper – 905,773 shares consisting of:
The Bird Island Trust – 187,500 shares
Venner Capital S.A. – 200,000 shares
International Investments Venner Inc. – 518,273 shares

(b) Percent of Class:
Robert Gaines Cooper – 5.30%
The Bird Island Trust – 1.097%
Venner Capital S.A. – 1.170%
International Investments Venner Inc. – 3.033%

(c) Number of shares to which the person has:
(i) Sole power to vote or to direct the vote:

Robert Gaines Cooper – 0 shares
The Bird Island Trust – 0 shares
Venner Capital S.A. – 0 shares
International Investments Venner Inc. – 0 shares

(ii) Shared power to vote or direct the vote:

Robert Gaines Cooper – 905,773 shares
The Bird Island Trust – 187,500 shares
Venner Capital S.A. – 200,000 shares
International Investments Venner Inc. – 518,273 shares

(iii) Sole power to dispose or direct the disposition of:

Robert Gaines Cooper – 0 shares
The Bird Island Trust – 0 shares
Venner Capital S.A. – 0 shares
International Investments Venner Inc. – 0 shares

(iv) Shared power to dispose or direct the disposition of:

Robert Gaines Cooper – 905,773 shares
The Bird Island Trust – 187,500 shares

Venner Capital S.A. – 200,000 shares
International Investments Venner Inc. – 518,273 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 2, 2008

ROBERT GAINES COOPER

By:	/s/ Robert Gaines Cooper
Robert Gaines Cooper

THE BIRD ISLAND TRUST

By:	/s/ Dr. iur. Thomas Wilhelm
Name: Dr. iur. Thomas Wilhelm
Title: Trustee

VENNER CAPITAL S.A.

By:	/s/ Robert Gaines Cooper
Name: Robert Gaines Cooper
Title: Chairman and Director

INTERNATIOANL INVESTMENTS VENNER INC.

By:	/s/ Robert Gaines Cooper
Name: Robert Gaines Cooper
Title: Power of Attorney